# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pheton Holdings Ltd., CIK 0001970544
CUSIP: G71399102
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: Room 306, NET Building, Hong Jun Ying South Rd, Chaoyang Dist, Beijing, China (F4), 100101
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002066351

## Reporting persons
- Tan Cheng Hoe: type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); sole voting power 720,000; shared voting power 0; sole dispositive power 720,000; shared dispositive power 0; aggregate amount beneficially owned 720,000 (10.9% of the class)
  Comment: * Represents Class A ordinary shares held by Cheng Hoe Tan as of September 30, 2024.
  
  ** Percentage of class is calculated based on 6,582,000 Class A ordinary shares outstanding as of September 30, 2024.

## Item 1. Issuer
Name of issuer: Pheton Holdings Ltd.
Address of issuer's principal executive offices: Room 306, NET Building, Hong Jun Ying South Road, Chaoyang District, Beijing, China

## Item 2. Person Filing
Name of person filing: Tan Cheng Hoe
Address of principal business office or, if none, residence: 31/F East Tower Baidu International Building, Shenzhen City, Guangdong Province, China
Citizenship: Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 720,000
Percent of class: 10.9%
Sole power to vote or to direct the vote: 720,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 720,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Tan Cheng Hoe: /s/ Tan Cheng Hoe, Cheng Hoe Tan (05/05/2025)